February 4, 2025

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

Liz Packebusch

Ranjit Singh Pawar

Kimberly Calder

John Coleman

Re:	Titan America SA

Amendment No. 2 to Registration Statement on Form F-1

Submitted January 28, 2025

CIK No. 0002035304

Ladies and Gentlemen:

On behalf of our client, Titan America SA (the “Company”), we wish to inform you that the Company has publicly filed a revised Amendment No. 3 to Registration Statement on Form F-1 (the “Revised Registration Statement”) which relates to a proposed initial public offering of common shares of the Company. The Revised Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated February 3, 2025.

We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Registration Statement. Unless otherwise indicated, page number references below refer to the Revised Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Revised Registration Statement on Form F-1

Prospectus Summary

Recent Developments, page 23

1.	We note you have disclosed preliminary, unaudited high and low estimates of Revenues, Net income, and Adjusted EBITDA for the year ended December 31, 2024. Please provide us with the following:

•	Tell us how the ranges were determined and tell us the management assumptions that underlie the estimates;

•	Tell us the remaining financial closing and analysis procedures yet to be finalized; and

•

Confirm your understanding that if the financial statements for the year ended December 31, 2024 become available prior to the effective date of the registration statement, they will be included in your filing.

Response:

In response to the Staff’s comment, the Company respectfully informs the Staff that the Company has not yet completed its financial statement closing process for the year ended December 31, 2024. The financial information used to derive the estimated ranges included in the Revised Registration Statement is based on preliminary financial information and is subject to certain assumptions, primarily including deriving net income based on a preliminary estimated effective tax rate. This preliminary financial information is subject to completion of the financial statements preparation and close process, inclusive of an internal management review process. In addition, the Company expects to complete its audited financial statements no earlier than March 2025 and no later than April 2025.

The Company confirms its understanding that if the financial statements for the year ended December 31, 2024 become available prior to the effective date of the registration statement, they will be included in the filing.

2.

We note your disclosures in the second paragraph. If you choose to disclose preliminary results, please disclose whether or not the actual results are expected to differ materially from that reflected in the preliminary results. Additionally, address whether and how any components of your operating results are subject to change as a result of your year-end closing procedures and indicate when you expect to complete your closing procedures.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 23 to state that although the Company is currently unaware of any items that would require it to make adjustments to the preliminary results presented and do not expect that actual results will differ materially from the preliminary results presented, it is possible that the Company may identify such items as it completes its financial statements and any resulting changes could be material.

Capitalization, page 72

3.

We note the footnotes describing the adjustments to Share premium and Retained earnings as of September 30, 2024 to arrive at As Adjusted balances. Please provide us with a reconciliation quantifying the items that make up the difference between Actual and As Adjusted balances as of September 30, 2024.

Response:

In response to the Staff’s comment, the Company has revised footnote (1) to the capitalization table on pages 73 and 74 to clarify the impact on stockholders’ equity as a result of the initial public offering proceeds after deducting the estimated underwriting discounts and commissions and estimated offering costs paid and payable by the Company. Please see below for a reconciliation quantifying the items that make up the difference between Actual and As Adjusted balances as of September 30, 2024.

	As of September 30, 2024						As of September 30, 2024
	Actual	IPO Proceeds	Offering costs paid as of 9/30/2024	Offering costs accrued related to the secondary offering as of 9/30/2024	Reorganization Transaction and Contribution	Return of Capital	As Adjusted
Cash and Cash Equivalents	$12,149	130,671	2,094	—	—	—	144,914
Debt:
Short-term borrowings, including accrued interest	141,816	—	—	—	—	34,000	175,816
Long-term borrowings	227,858	—	—	—	—	17,591	245,449
Lease liabilities (current and non-current)	69,516	—	—	—	—	—	69,516

Total Debt	$439,190	—	—	—	—	51,591	490,781

Stockholders’ equity:
Common stock	25,419	90,000	—	—	1,728,206	—	1,843,625
Share premium	168,605	47,637	—	—	769,292	(51,591)	933,943
Capital reserves	4,039	—	—	—	—	—	4,039
Retained earnings	560,269	(6,966)		2,575	—	—	555,878
Common control reserve	—	—	—	—	(2,497,498)	—	(2,497,498)
Accumulated other comprehensive income	4,330	—	—	—	—	—	4,330

Total stockholders’ equity	$762,662	130,671	—	2,575	—	(51,591)	844,317

Total Capitalization	$1,201,852	130,671	—	2,575	—	—	1,335,098

4.	Consider placing footnote numbers next to the line items impacted by the descriptions, rather than above the As Adjusted column.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 73 to reflect the footnote numbers next to the financial statement line items.

Choice of Forum/Governing Law, page 195

5.

Please provide risk factor disclosure regarding your choice of forum provision and its impact on the rights of investors and any uncertainty about enforceability. Such risks should include, but not be limited to, potential increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Also, your disclosure indicates such provision would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that your governing documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 66. The Company hereby undertakes to the Staff that it will include disclosure regarding the choice of forum provisions, and its view that such provisions do not apply to any claims or actions arising under the Securities Act or the Exchange Act, substantially similar to the language contained in the Revised Registration Statement, in each of its future annual reports on Form 20-F and registration statements for offerings of securities that it will file with the Commission.

* * * *

We hope that the Company’s responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Jeffrey D. Karpf at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2864 or jkarpf@cgsh.com or Lillian Tsu at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf Partner

cc:	Bill Zarkalis

Chief Executive Officer, Titan America SA

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP